New York -- January 12, 1998 -- WHX Corporation (NYSE:WHX) announced today the following clarification to the last paragraph of its press release issued on January 6, 1998 relating to its tender offer to acquire any and all shares of Handy & Harman (NYSE:HNH):

         Shareholders of Handy & Harman should recognize that the Business Combination Condition and the Rights Condition shall be deemed to be satisfied if at the expiration of the tender offer the number of shares validly tendered and not withdrawn, together with the 4.9% of the shares now beneficially owned by WHX, is less than 20% of the outstanding shares. In the event that 15.1% or more of the outstanding shares are validly tendered in the tender offer and not withdrawn at the expiration of the tender offer, the Business Combination Condition and the Rights Condition would be applicable to the tender offer and, based on current circumstances, would prevent the acquisition of "any and all" shares by WHX in the tender offer, unless such conditions are otherwise satisfied or waived.